UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of
the Securities Exchange Act of 1934 (Amendment No.   )

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AMERICAN INDEPENDENCE CORP.
(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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AMERICAN INDEPENDENCE CORP.

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NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held June 18, 2010

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Dear Stockholders:

We cordially invite you to attend the 2010 annual meeting of the stockholders of American Independence Corp. ("AMIC"). The meeting will take place at the Hyatt Regency Greenwich, located at 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870, on Friday, June 18, 2010 at 10:00 a.m. local time.

Details regarding admission to the meeting and the business to be conducted are described in the Notice of Internet Availability of Proxy Materials (the "Notice") you received in the mail. We have also made available a copy of our 2009 Annual Report with this proxy statement. We encourage you to read our Annual Report. It includes our audited financial statements and provides information about our business and products.

The purpose of the meeting is to:

1. elect six directors, each for a term of one year;

2. ratify the appointment of KPMG LLP as AMIC's independent registered public accounting firm for the fiscal year ending December 31, 2010; and

3. transact any other business that may properly come before the meeting.

Only stockholders of record at the close of business on April 19, 2010 may vote at the meeting or any postponements or adjournments of the meeting.

By order of the Board of Directors,

Adam C. Vandervoort
Secretary

April 30, 2010

HOW TO VOTE: Your vote is important. Whether or not you plan to attend the meeting, we hope you will vote as soon as possible. You may vote over the Internet, as well as by telephone or, if you requested to receive printed proxy materials, by mailing a proxy or voting instruction card or voting on the Internet. Please review the instructions on each of your voting options described in this proxy statement as well as in the Notice you received in the mail.

2010 PROXY STATEMENT

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TABLE OF CONTENTS

	Page
INFORMATION ABOUT THE ANNUAL MEETING	2
What is the purpose of the annual meeting?	2
Who is entitled to vote?	2
Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?	2
How do I vote by proxy?	2
Am I entitled to vote if my shares are held in "street name"?	2
How many shares must be present to hold the meeting?	3
What if a quorum is not present at the meeting?	3
How can I vote my shares in person at the meeting?	3
How can I vote my shares without attending the meeting?	3
Can I change my vote?	3
Who can attend the meeting?	4
Will my vote be kept confidential?	4
Who will count the votes?	4
How does the Board of Directors recommend I vote on the proposals?	4
What if I do not specify how my shares are to be voted?	4
Will any other business be conducted at the meeting?	4
How many votes are required to elect the director nominees?	4
What happens if a nominee is unable to stand for election?	5
How many votes are required to ratify the appointment of AMIC's independent registered public accounting firm for the fiscal year ending December 31, 2010?	5
How will abstentions be treated?	5
How will broker non-votes be treated?	5
STOCK OWNERSHIP	6
Directors and Executive Officers	6
Section 16(a) Beneficial Ownership Reporting Compliance	6
Significant Stockholders	7
CORPORATE GOVERNANCE MATTERS	8
Corporate Governance Documents	8
Director Independence	8
Board Leadership Structure	8
Board Role in Risk Oversight	8
Audit Committee Financial Expert	9
Executive Sessions of Independent Members	9
Communications with Directors	9
Nomination of Director Candidates	9
MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS	11
Meetings	11
Committees	11
Attendance at Annual Meeting of Stockholders	11
EXECUTIVE OFFICERS	12
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	13
Compensation Committee Interlocks and Insider Participation	13
Transactions with Related Persons	13
Review, Approval, or Ratification of Transactions with Related Persons	13
PROPOSAL 1 - ELECTION OF DIRECTORS	14
DIRECTORS' COMPENSATION	16
Equity Award	16
Director Summary Compensation	17
EXECUTIVE COMPENSATION	18
Compensation Discussion and Analysis	18
Outstanding Equity Awards at Fiscal Year-End	18

Compensation Committee Report 18

Compensation Risk Assessment 18

Potential Payments to Named Executive Officers 18

Equity Compensation Plans 19

REPORT OF THE AUDIT COMMITTEE 19

AUDIT AND NON-AUDIT FEES 20

PROPOSAL 2 - RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 21

Appointment of Independent Registered Public Accounting Firm 21

Vote Required for Ratification 21

OTHER MATTERS 22

ADDITIONAL INFORMATION 22

Proxy Solicitation 22

Stockholder Proposals for 2011 Annual Meeting 22

AMERICAN INDEPENDENCE CORP.
485 Madison Avenue, New York, NY 10022
212-355-4141
www.americanindependencecorp.com

2010 PROXY STATEMENT

AMIC's Board of Directors (the "Board") is furnishing you this proxy statement in connection with the solicitation of proxies on its behalf for the 2010 Annual Meeting of Stockholders. The meeting will take place at the Hyatt Regency Greenwich, located at 1800 East Putnam Avenue, Old Greenwich, Connecticut 06870, on Friday, June 18, 2010 at 10:00 a.m. local time. At the meeting, stockholders will vote on the election of six directors and the ratification of AMIC's independent registered public accounting firm. Stockholders also will consider any other matter that may properly come before the meeting, although we know of no other business to be presented.

By submitting your proxy (via the Internet, telephone or mail), you authorize Mr. Adam C. Vandervoort, AMIC's Vice President, General Counsel and Secretary, and Ms. Teresa A. Herbert, AMIC's Chief Financial Officer and Senior Vice President, to represent you and vote your shares at the meeting in accordance with your instructions. They also may vote your shares to adjourn the meeting and will be authorized to vote your shares at any postponements or adjournments of the meeting.

AMIC's 2009 Annual Report, which includes AMIC's audited financial statements, is being made available to AMIC's stockholders concurrent herewith. Although the Annual Report is being made available concurrent with this proxy statement, it does not constitute a part of the proxy solicitation materials and is not incorporated by reference into this proxy statement.

We are first making this proxy statement and accompanying materials available to stockholders on or about April 30, 2010.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE PROMPTLY VOTE YOUR SHARES OVER THE INTERNET, BY TELEPHONE OR BY MAIL.

INFORMATION ABOUT THE ANNUAL MEETING

What is the purpose of the annual meeting?

At the annual meeting, the stockholders will be asked to:

- elect six directors, each for a term of one year; and

- ratify the appointment of KPMG LLP ("KPMG") as AMIC's independent registered public accounting firm for the fiscal year ending December 31, 2010.

Stockholders also will transact any other business that may properly come before the meeting. Members of AMIC's management team will be present at the meeting to respond to appropriate questions from stockholders.

Who is entitled to vote?

The record date for the meeting is April 19, 2010. Only stockholders of record at the close of business on that date are entitled to vote at the meeting. The only class of stock entitled to be voted at the meeting is AMIC common stock. Each outstanding share of common stock is entitled to one vote for all matters before the meeting. At the close of business on the record date, there were 8,506,489 shares of AMIC common stock outstanding.

Why did I receive a notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?

In accordance with rules adopted in the last few years by the Securities and Exchange Commission (the "SEC"), we may now furnish proxy materials, including this proxy statement and our 2009 Annual Report, to our stockholders by providing access to such documents on the Internet instead of mailing printed copies. If you received a Notice by mail, you will not receive a printed copy of the proxy materials. Most stockholders will not receive printed copies of the proxy materials unless they request them. Instead, the Notice, which was mailed to most of our stockholders, will instruct you as to how you may access and review all of the proxy materials on the Internet. The Notice also instructs you as to how you may submit your proxy on the Internet. If you would like to receive a paper copy of our proxy materials, you should follow the instructions for requesting such materials in the Notice. If you vote by Internet or telephone, please do not mail your proxy card.

How do I vote by proxy?

You may vote by proxy using the Internet or telephone by following the instructions on your Notice. If you requested a printed set of materials, you may also vote by mail by signing, dating and returning the proxy card.

Please note that there are separate telephone and Internet arrangements depending on whether you are a registered stockholder (that is, if you hold your stock in your own name) or you hold your shares in "street name" (that is, in the name of a brokerage firm or bank that holds your securities account). In either case, you must follow the procedures described on your Notice.

Am I entitled to vote if my shares are held in "street name"?

If your shares are held by a bank, brokerage firm or other nominee, you are considered the "beneficial owner" of shares held in "street name." If your shares are held in street name, the proxy materials are being made available to you by your bank, brokerage firm or other nominee (the "record holder"), along with voting instructions. As the beneficial owner, you have the right to direct your record holder how to vote your shares, and the record holder is required to vote your shares in accordance with your instructions. If you do not give instructions to your bank, brokerage firm or other nominee, it will nevertheless be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm (Proposal 2), but not on the election of directors (Proposal 1).

As the beneficial owner of shares, you are invited to attend the annual meeting. If you are a beneficial owner, however, you may not vote your shares in person at the meeting unless you obtain a legal proxy, executed in your favor, from the record holder of your shares.

How many shares must be present to hold the meeting?

A quorum must be present at the meeting for any business to be conducted. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares of common stock outstanding on the record date will constitute a quorum. Proxies received but marked as abstentions or treated as broker non-votes will be included in the calculation of the number of shares considered to be present at the meeting.

What if a quorum is not present at the meeting?

If a quorum is not present or represented at the meeting, the holders of a majority of the shares entitled to vote at the meeting who are present in person or represented by proxy, or the chairman of the meeting, may adjourn the meeting until a quorum is present or represented. The time and place of the adjourned meeting will be announced at the time the adjournment is taken, and no other notice will be given.

How can I vote my shares in person at the meeting?

Shares held in your name as the stockholder of record may be voted by you in person at the meeting. Shares held beneficially in street name may be voted by you in person at the meeting only if you obtain a legal proxy from the broker, bank, trustee or nominee that holds your shares giving you the right to vote the shares. Even if you plan to attend the meeting, we recommend that you also submit your proxy or voting instructions as described below so that your vote will be counted if you later decide not to attend the meeting.

How can I vote my shares without attending the meeting?

Whether you hold shares directly as the stockholder of record or beneficially in street name, you may direct how your shares are voted without attending the meeting. If you are a stockholder of record, you may vote by proxy. You can vote by proxy over the Internet or telephone by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail pursuant to instructions provided on the proxy card. If you hold shares beneficially in street name, you may also vote by proxy over the Internet or telephone by following the instructions provided in the Notice, or, if you requested to receive printed proxy materials, you can also vote by mail by following the voting instruction card provided to you by your broker, bank, trustee or nominee.

Can I change my vote?

You may change your vote at any time prior to the taking of the vote at the meeting. If you are the stockholder of record, you may change your vote by (1) granting a new proxy bearing a later date (which automatically revokes the earlier proxy) using any of the methods described above (and until the applicable deadline for each method), (2) providing a written notice of revocation to AMIC's Corporate Secretary at American Independence Corp., 485 Madison Avenue, 14th Floor, New York, New York 10022 prior to your shares being voted, or (3) attending the meeting and voting in person. Attendance at the meeting will not cause your previously granted proxy to be revoked unless you specifically so request. For shares you hold beneficially in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee following the instructions they provided, or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your
shares, by attending the meeting and voting in person.

Who can attend the meeting?

Only stockholders eligible to vote or their authorized representatives will be admitted to the meeting. If your shares are held in street name, you must bring the indicated portion of your voting instruction card. Alternatively, you may bring other proof of ownership, such as your most recent brokerage account statement, which clearly shows your ownership of AMIC common stock as of the record date. In addition, you must bring a valid government-issued photo identification, such as a driver's license or a passport, and a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares in person at the meeting.

Will my vote be kept confidential?

Yes, your vote will be kept confidential and not disclosed to AMIC unless:

- required by law;

- you expressly request disclosure on your proxy; or

- there is a proxy contest.

Who will count the votes?

Broadridge Financial Solutions, an independent third party, will tabulate and certify the votes. A representative of Broadridge Financial Solutions will serve as the inspector of election.

How does the Board of Directors recommend I vote on the proposals?

Your Board recommends that you vote:

- FOR the election of the six nominees to the Board of Directors; and

- FOR the ratification of the appointment of KPMG as AMIC's independent registered public accounting firm for the fiscal year ending December 31, 2010.

What if I do not specify how my shares are to be voted?

If you submit a proxy but do not indicate any voting instructions, your shares will be voted:

- FOR the election of the six nominees to the Board of Directors; and

- FOR the ratification of the appointment of KPMG as AMIC's independent registered public accounting firm for the fiscal year ending December 31, 2010.

Will any other business be conducted at the meeting?

SEC regulations require stockholders to give advance notice of any proposal intended to be presented at the meeting. The deadline for this notice has passed and we have not received any such notices. If any other matter properly comes before the stockholders for a vote at the meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

How many votes are required to elect the director nominees?

The affirmative vote of a plurality of the votes cast at the meeting is required to elect the six nominees as directors. This means that the six nominees will be elected if they receive more affirmative votes than any other person. If you vote "Withheld" with respect to one or more nominees, your shares will not be voted with respect to the person or persons indicated.

What happens if a nominee is unable to stand for election?

If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

How many votes are required to ratify the appointment of AMIC's independent registered public accounting firm for the fiscal year ending December 31, 2010?

The ratification of the appointment of KPMG as AMIC's independent registered public accounting firm for the fiscal year ending December 31, 2010 requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

How will abstentions be treated?

Abstentions will be treated as shares present for quorum purposes and entitled to vote, and will have the same practical effect as votes against a proposal.

How will broker non-votes be treated?

Broker non-votes will be treated as shares present for quorum purposes. Your broker will be entitled to vote your shares in its discretion on the ratification of the appointment of the independent registered public accounting firm for the fiscal year ending December 31, 2010 (Proposal 2), without your voting instructions, but not the election of directors (Proposal 1).

STOCK OWNERSHIP

Directors and Executive Officers

The following table sets forth the amount of AMIC's common stock beneficially owned by each director or nominee, the principal executive officer, the principal financial officer, and all directors, nominees and executive officers as a group, as of March 31, 2010. Unless otherwise indicated, beneficial ownership is direct and the person indicated has sole voting and investment power.

Name	Number of Shares	Number of Option Shares (1)	Percent of Class (2)
Edward A. Bennett	5,000	52,224	*
Teresa A. Herbert	3,100	36,668	*
Edward Netter	--- (3)	----	---
Myron M. Picoult	1,000	16,668	*
Ronald I. Simon	60,000	33,612	1.10%
Roy T.K. Thung	0	33,334	*
Martin E. Winter	7,500	16,668	*
All directors and executive officers, as a group	96,900(4)	232,258(5)	3.87%

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(1) Reflects the number of shares that could be acquired on March 31, 2010 or within sixty days thereafter through the exercise of stock options. The shares are excluded from the column headed "Number of Shares," but included in the ownership percentages reported in the column headed "Percent of Class."

(2) Based on 8,506,489 shares outstanding on March 31, 2010.

(3) A group consisting of Geneve Holdings, Inc. ("GHI") and certain of its affiliates are the beneficial owners of 8,155,611 shares of common stock of Independence Holding Company, which represents 53.38% of Independence Holding Company common stock as of March 31, 2010. Mr. Netter, Chairman and a Director of Independence Holding Company, is an executive officer and a Director of GHI. Mr. Netter and members of his family control GHI by virtue of his voting interest. Mr. Netter disclaims beneficial ownership as to the shares of AMIC's common stock owned by Independence Holding Company.

(4) Includes 20,300 shares owned by two executive officers not named in the table above.

(5) Includes 43,085 shares issuable pursuant to options granted to two executive officers not named in the table above, all of which options are exercisable within 60 days after March 31, 2010.

* Represents less than 1% of the outstanding Common Stock.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires directors and certain officers of AMIC and persons who own more than ten percent of AMIC common stock to file with the Securities and Exchange Commission ("SEC") initial reports of beneficial ownership (Form 3) and reports of subsequent changes in their beneficial ownership (Form 4 or Form 5) of AMIC's common stock. Such directors, officers and greater-than-ten-percent stockholders are required to furnish AMIC with copies of the Section 16(a) reports they file. The SEC has established specific due dates for these reports, and AMIC is required to disclose in this proxy statement any late filings or failures to file.

Based solely upon a review of the copies of the Section 16(a) reports (and any amendments thereto) furnished to AMIC and written representations from certain reporting persons that no additional reports were required, AMIC believes that its directors, reporting officers and greater-than-ten-percent stockholders complied with all these filing requirements for the fiscal year ended December 31, 2009.

Significant Stockholders

The following table lists certain persons known by AMIC to own beneficially more than five percent of the outstanding shares of AMIC common stock as of March 31, 2010.

	Common Stock	Percentage of Outstanding Shares Beneficially Owned
Independence Holding Company(1)..	4,264,501	50.13%

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(1) Based on filings with the Securities and Exchange Commission. Includes 2,926,810 shares of Common Stock that may be deemed to be beneficially owned by Madison Investors Corp. ("MIC"), and 196,053 shares owned by Madison National Life Insurance Company, Inc. ("MNL"), both wholly owned subsidiaries of Independence Holding Company ("IHC"). The business address of IHC and MIC is 96 Cummings Point Road, Stamford, CT 06902. The business address of MNL is 1241 John Q. Hammons Drive, Madison, WI 53717.

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To the best knowledge of AMIC, IHC has sole investment and voting power with respect to the shares listed above, and no other person or persons acting in concert own beneficially more than 5% of AMIC's common stock.

CORPORATE GOVERNANCE MATTERS

Corporate Governance Documents

In furtherance of its longstanding goals of providing effective governance of AMIC's business and affairs for the long-term benefit of stockholders and promoting a culture and reputation of the highest ethics, integrity and reliability, the Board has adopted:

- a Code of Business Ethics that applies to AMIC's President and Chief Operating Officer, Chief Financial Officer, principal accounting officers or controller and other Company employees performing similar functions (the "Code of Ethics");

- a Corporate Code of Conduct that applies to all employees, officers and directors of AMIC and its subsidiaries and affiliates (the "Code of Conduct"); and

- written charters for its audit and compensation committees (the "Charters").

The Code of Ethics, Code of Conduct, and the Charters can be found on AMIC's website at www.americanindependencecorp.com, and are also available in print to any stockholder who requests them. The information on AMIC's website, however, is not incorporated by reference in, and does not form part of, this proxy statement. The Board does not anticipate modifying the Code of Ethics or the Code of Conduct, or granting any waivers to either, but were any such waiver or modification to occur, it would promptly be disclosed on AMIC's website.

Director Independence

As a company listed on the NASDAQ Global Market, AMIC adopts and uses as its definition of independence the standards for independence set forth in the rules applicable to companies listed on the NASDAQ Global Market (the "NASDAQ Rules"). The Board has determined that four directors (Messrs. Bennett, Picoult, Simon and Winter, collectively "Independent Members") meet such definition of independence. The remaining directors, Messrs. Netter and Thung, were nominated by IHC pursuant to that certain Stock Agreement, dated as of July 30, 2002, among AMIC, IHC and a subsidiary of IHC pursuant to which, IHC is entitled to nominate at least two directors. Messrs. Netter and Thung are not independent. Since a majority of the Board is comprised of Independent Members, AMIC meets the independence standards in the NASDAQ Rules. For each independent director, after reasonable investigations and in reliance on representations made by such independent director to AMIC, AMIC believes there is no transaction, relationship, or arrangement not disclosed under the caption "Transaction with Related Persons".

Board Leadership Structure

The Board understands that there is no single, generally accepted approach to providing Board leadership and that given the dynamic and competitive environment in which we operate, the right Board leadership structure may vary as circumstances warrant. To this end, the Board has no policy mandating the combination or separation of the roles of Chairman and CEO and believes the matter should be discussed and considered from time to time as circumstances change. Currently, the Company maintains a separate Chairman and CEO. This leadership structure is appropriate for the Company at this time as it permits our CEO, Mr. Roy T.K. Thung, to focus on management of the Company's day-to-day operations, while allowing our Chairman, Mr. Edward A. Bennett, to lead the Board in its fundamental role of providing advice to and independent oversight of management.

Board Role in Risk Oversight

The Board administers its risk oversight function directly and through its Audit Committee. The Board and the Audit Committee regularly discuss with management, and the Company's independent auditors and internal auditor, our major risk exposures, their potential financial impact on the Company, and the steps we take to manage these risks.

In general, management is responsible for the day-to-day management of the risks the Company faces, while the Board, acting as a whole and through the Audit Committee, has responsibility for the oversight of risk management. In its risk oversight role, the Board has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. Senior management attends the regular quarterly meetings of the Board and is available to address questions and concerns raised by the Board on risk management-related and other matters.

The Audit Committee assists the Board in fulfilling its oversight responsibilities with respect to risk management in the areas of financial reporting, internal controls and compliance with legal and regulatory requirements. In addition, the Audit Committee discusses policies with respect to risk assessment and risk management with management, internal audit and the independent auditors.

The Audit Committee assists the Board with oversight of risk management by reviewing the Company's financial statements and meeting with the Company's independent auditors and internal auditor at regularly scheduled meetings of the Audit Committee to review their reports on the adequacy and effectiveness of our internal audit and internal control systems and discusses with management the Company's major financial risks and exposures and the steps management has taken to monitor and control such risks and exposures.

Audit Committee Financial Expert

The Board has determined that at least two members of the Board's Audit Committee (the "Audit Committee"), Messrs. Winter and Simon, qualify as "audit committee financial expert" as such term is defined in Item 401(h)(2) of Regulation S-K, promulgated by the SEC.

Executive Sessions of Independent Members

Independent Members meet at least twice annually at regularly scheduled executive sessions, in connection with regularly scheduled Board meetings. At least once a year, such meetings include only the independent members of the Board. Mr. Winter presides over meetings of the non-employee and independent directors.

Communications with Directors

You may communicate directly with any member or committee of the Board by writing to: AMIC Board of Directors, c/o Corporate Secretary, 485 Madison Avenue, 14th Floor, New York, New York 10022. Please specify to whom your letter should be directed. The Corporate Secretary of AMIC will review all such correspondence and regularly forward to the Board a summary of all such correspondence and copies of all correspondence that, in his opinion, deals with the functions of the Board or its committees or that he otherwise determines requires the attention of any member, group or committee of the Board. Board members may, at any time, review a log of all correspondence received by AMIC that is addressed to Board members and request copies of any such correspondence.

Interested parties who wish to communicate with non-management AMIC directors, or with the presiding director of the Board's executive sessions, may do so by writing to AMIC Board of Directors, c/o Corporate Secretary, Attn: Non-management Directors (or the Presiding Director for executive sessions, as applicable), 485 Madison Avenue, 14th Floor, New York, New York 10022. All such mail received will first be opened and screened for security purposes.

Nomination of Director Candidates

The NASDAQ Rules allow that, *in lieu* of an independent nominating committee, director nominees may be selected by a majority of a company's independent directors. Given the relatively small size of the Board and the Stock Agreement's requirements, AMIC believes that it is not necessary or appropriate to form a separate nominating committee and has elected instead to have the Independent Members fulfill these duties.

In selecting candidates for nomination to serve on the Board, the Independent Members begin by determining whether the incumbent directors desire and are qualified to continue their service on the Board. The Board is of the view that the continuing service of qualified incumbents promotes stability and continuity in the board room, giving AMIC the benefit of the familiarity and insight into AMIC's affairs that its directors have accumulated during their tenure, while contributing to the Board's ability to work as a collective body. Accordingly, it is the policy of the Independent Members, absent special circumstances, to nominate qualified incumbent directors who continue to satisfy AMIC's criteria for membership on the Board, who the Independent Members believe will continue to make important contributions to the Board and who consent to stand for reelection and, if reelected, to continue their service on the Board. If there are Board positions for which the Independent Members will not be re-nominating a qualified incumbent, the Independent Members will solicit recommendations for nominees from persons whom the Independent Members believe are likely to be familiar with qualified candidates, including members of the Board and senior management. The Independent Members will review and evaluate each candidate whom they believe merits serious consideration, taking into account all available information concerning the candidate, the qualifications for Board membership established by AMIC, the existing composition and mix of talent and expertise on the Board and other factors that they deem relevant. In conducting their review and evaluation, the Independent Members may solicit the views of management and other members of the Board and may, if deemed helpful, conduct interviews of proposed candidates.

The Board does not have a formal policy with respect to diversity. However, the Board seeks to have a Board that reflects an appropriate balance of knowledge, experience, skills, expertise and diversity, as applicable to our industry. The Board assesses its achievement of diversity through the review of Board composition as part of the Board's annual self-assessment process.

By resolution adopted by the Board, AMIC requires that all candidates for director be persons of integrity and sound ethical character, be able to represent all stockholders fairly, have no interests that materially conflict with those of AMIC and its stockholders, have demonstrated professional achievement, have meaningful management, advisory or policy making experience, have a general appreciation of the major business issues facing AMIC, and have adequate time to devote to service on the Board. Additionally, AMIC requires that (subject to vacancies) a majority of directors be independent as defined under the NASDAQ Rules, that at least three of the directors have the financial literacy necessary for service on the audit committee and at least one of these directors qualify as an "audit committee financial expert," as defined by applicable SEC rules.

The Independent Members will consider recommendations for director nominations submitted by stockholders entitled to vote in the election of directors. However, the Independent Members will only consider candidates who satisfy the minimum qualifications for director outlined above. In considering a stockholder recommendation, the Independent Members will take into account, among other factors, the size and duration of the recommending stockholder's ownership interest in AMIC and whether the stockholder intends to continue holding that interest through the annual meeting date. Stockholders should be aware, as discussed above, that it is the general policy of AMIC to re-nominate qualified incumbent directors; and that, absent special circumstances, the Independent Members will not consider other candidates when a qualified incumbent consents to stand for reelection. See "Stockholder Proposals" for procedures to forward stockholder nominations to the Independent Members.

<center>**MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS**</center>

Meetings

During 2009, the Board and its committees held nine meetings. Each director attended at least 75% of the aggregate of: (i) the total number of meetings of the Board; and (ii) the total number of meetings held by all committees of the Board on which he served.

Committees

The Board has an Audit Committee and a Compensation Committee (the "Compensation Committee"). The Audit Committee and the Compensation Committee both consist entirely of non-employee directors who satisfy the independence requirements in the NASDAQ Rules and applicable SEC rules and regulations. AMIC does not have a standing nominating committee, as explained above. Committee memberships are as follows:

<u>**Audit Committee**</u>	<u>**Compensation Committee**</u>
Mr. Martin E. Winter (Chairman)	Mr. Ronald I. Simon (Chairman)
Mr. Edward A. Bennett	Mr. Myron M. Picoult
Mr. Myron M. Picoult	Mr. Martin E. Winter
Mr. Ronald I. Simon	

Audit Committee. The principal functions of the Audit Committee are to: (i) select an independent registered public accounting firm; (ii) review and approve management's plan for engaging AMIC's independent registered public accounting firm during the year to perform non-audit services, and consider what effect these services will have on the independence of AMIC's independent registered public accounting firm; (iii) review AMIC's annual financial statements and other financial reports that require approval by the Board; (iv) oversee the integrity of AMIC's financial statements, AMIC's systems of disclosure controls and internal controls over financial reporting and AMIC's compliance with legal and regulatory requirements; (v) review the scope of audit plans of AMIC's internal audit function and independent registered public accounting firm and the results of their audits; and (vi) evaluate the performance of AMIC's internal audit function and independent registered public accounting firm.

The Audit Committee met four times during 2009. The Audit Committee and the Board have determined that each member of the Audit Committee is financially literate and Messrs. Winter and Simon qualify as "audit committee financial experts," as such term is defined in Item 401(h)(2) of Regulation S-K, promulgated by the SEC.

Compensation Committee. The Compensation Committee assists the Board in fulfilling its responsibilities with regard to compensation matters, is responsible for determining the compensation of AMIC's executive officers, administers AMIC's 2009 Stock Incentive Plan ("2009 Stock Incentive Plan") and 1998 Stock Incentive Plan ("1998 Stock Incentive Plan"). During 2009, no compensation was paid by AMIC to the Chief Executive Officer or other executive officers. The Compensation Committee met one time in 2009.

The Compensation Committee exercises sole authority to determine and approve the Chief Executive Officer's compensation level. Management's recommendations as to the form and level of compensation of AMIC's other executive officers are subject to the approval of the Compensation Committee. The Committee has not retained a compensation consultant.

Attendance at Annual Meeting of Stockholders

Each AMIC director is expected to be present at the Annual Meeting of Stockholders. Were an AMIC director unable to attend the annual meeting, AMIC would endeavor to arrange for the director's participation by

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teleconference. At last year's annual meeting, every AMIC director attended in person.

EXECUTIVE OFFICERS

Except for Mr. Thung, who serves as (and is nominated to continue as) a director of AMIC, set forth below is information about each executive officer of AMIC, including such officer's name, age, all positions and offices held with AMIC and its subsidiaries and principal occupations and business experience during the past five years. AMIC's officers are elected by the Board, each to serve until his or her successor is elected and has qualified, or until his or her earlier resignation, removal from office or death.

Mr. Bernon R. Erickson, Jr., 49
Chief Health Actuary and Senior Vice President

Since June 2007, Chief Health Actuary and Senior Vice President; since April 2007, Chief Health Actuary and Senior Vice President of IHC; since April 2007, Chief Executive Officer and President of Actuarial Management Corporation, a wholly owned subsidiary of IHC; for more than five years prior to April 2007, President and founder of Actuarial Management Corporation.

Ms. Teresa A. Herbert, age 48
Chief Financial Officer and Senior Vice President

Since November 2002, Chief Financial Officer and Senior Vice President; since March 2005, Chief Financial Officer and Senior Vice President of IHC; since March 2001, Vice President of Geneve Corporation.

Mr. David T. Kettig, age 51
Chief Operating Officer and Senior Vice President

Since April 2009, Chief Operating Officer and Senior Vice President; from June 2007 to April 2009, Co-Chief Operating Officer and Senior Vice President; from November 2002 to June 2007, Chief Operating Officer and Senior Vice President; since December 1, 2006, President and a director of Independence American Insurance Company ("Independence American"), a wholly owned subsidiary of AMIC; since April 2009, Chief Operating Officer and Senior Vice President of IHC; from January 2006 to April 2009, Co-Chief Operating Officer and Senior Vice President of IHC.

Mr. Jeffrey C. Smedsrud, 51
Chief Marketing and Strategy Officer and Senior Vice President

Since June 2007, Chief Marketing and Strategy Officer and Senior Vice President; since April 2008, Chief Executive Officer of Independent Producers of America, LLC, a subsidiary of AMIC; since March 2006, Chief Marketing and Strategy Officer and Senior Vice President of IHC; since March 2006, Chief Executive Officer and President of IHC Health Solutions, Inc., a wholly owned subsidiary of IHC; for more than five years prior thereto, president and founder of CA Marketing and Management Services, LLC, the corporate predecessor to IHC Health Solutions, Inc.; prior thereto, managing partner of CORE Marketing.

Mr. Henry B. Spencer, age 70
Vice President — Investments

Since March 2005, Vice President — Investments; since March 2005, Vice President – Investments of IHC; for more than five years prior thereto, Chief Investment Officer of Head Asset Management, an investment advisory affiliate of Head & Co, merchant bankers in the insurance industry, located in New York, New York; for eleven years prior thereto, Senior Vice President — Investments for Guardian Life Insurance Company, located in New

York, New York.

Mr. Adam C. Vandervoort, age 35
Vice President, General Counsel and Secretary

Since September 2006, Vice President, General Counsel and Secretary; since September 2006, Vice President, General Counsel and Secretary of IHC; for more than five years prior to September 2006, attorney in private practice. Mr. Vandervoort is licensed to practice law in the states of California, Connecticut and New York.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Compensation Committee Interlocks and Insider Participation

Messrs. Simon, Picoult and Winter served on the Compensation Committee of the Board during fiscal year 2009.

Transactions with Related Persons

With IHC

IHC and its wholly owned subsidiaries are the beneficial owner of 50.13% of AMIC's common stock.

Independence American has reinsurance treaties with insurance company subsidiaries of IHC pursuant to which these subsidiaries cede premiums to Independence American. For the year ended December 31, 2009, Independence American assumed premiums of $45,519,000 under these treaties.

Three of AMIC's subsidiaries earn fees relating to premiums they write on behalf of IHC's insurance company subsidiaries. These fees amounted to $3,904,000 for 2009.

AMIC and IHC and certain of their respective subsidiaries entered into service agreements pursuant to which one party may charge the other on an hourly or cost basis for services provided by employees of one party to the other. AMIC paid IHC $1,083,000 during 2009 and $312,000 during the first quarter of 2010 under these agreements. See Note 14 of the Notes to Consolidated Financial Statements in the Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Review, Approval, or Ratification of Transactions with Related Persons

Under the NASDAQ Rules Section 5630(a), AMIC is required to conduct an appropriate review on an ongoing basis of all transactions disclosable pursuant to Regulation S-K Item 404 under the caption "Transactions with Related Persons" for potential conflict of interest situations, and all such transactions must be approved by the Audit Committee or another independent body of the Board of AMIC.

AMIC's governance documents specifically prohibit various conflict of interest situations and impose disclosure requirements in connection with any potential conflicts of interest.

The Audit Committee, with the assistance of AMIC's Vice President and General Counsel, has reviewed and approved each of the related-party transactions set forth above. AMIC is not aware of any transaction reportable under paragraph (a) of Item 404 of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended, in respect of 2009, that was not so reviewed and approved.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Board currently consists of six members. All of AMIC's directors are elected at each annual meeting of stockholders and hold office until the next annual meeting of stockholders. The Board proposes that each of the six current directors be reelected to the Board. Each of the directors elected at this annual meeting will hold office until the annual meeting of stockholders to be held in 2011 and until his successor is duly elected and qualified. The Company believes that its Board as a whole should encompass a range of talent, skill, diversity, and expertise enabling it to provide sound guidance with respect to the Company's operations and interests. In addition to considering a candidate's background and accomplishments, candidates are reviewed in the context of the current composition of the Board and the evolving needs of our businesses.

Each nominee has consented to being named in this proxy statement and has agreed to serve if elected. If a nominee is unable to stand for election, the Board may either reduce the number of directors to be elected or select a substitute nominee. If a substitute nominee is selected, the proxy holders will vote your shares for the substitute nominee, unless you have withheld authority.

The affirmative vote of a plurality of the votes cast at the meeting is required to elect the six nominees as directors. This means that the six nominees will be elected if they receive more affirmative votes than any other person.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE SIX NOMINEES.

The following table sets forth, with respect to each nominee, his name, age, principal occupation, employment during at least the past five years, the year he was first elected an AMIC director and directorships held in other public companies.

NOMINEES FOR ELECTION TO THE BOARD

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships
Mr. Edward A. Bennett 1998	63	Non-Executive Chairman of the Board since June 2001; from 2000 to 2001, a Partner of (212) Ventures, a venture capital firm dedicated to investing in infrastructure and wireless internet services and technologies; from 1997 until 2002, President and Chief Executive Officer of Bennett Media Collaborative, a new media, internet and technology consulting company; President and Chief Executive Officer of Prodigy Ventures, an internet/ technology investment firm, from June 1996 to June 1997, and President and Chief Executive Officer of Prodigy Services Corporation, an internet services company, from April 1995 to June 1996; prior to that, President and Chief Executive Officer at VH-1 Networks from 1989 to 1994, and Executive Vice President and Chief Operating Officer at Viacom Cable from 1979 to 1989.

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships
Mr. Edward Netter 2002	77	Chairman of the Board and a Director of IHC since December 1990; Chief Executive Officer of IHC from December 1990 until January 2000; Chairman of the Board since February 1978 and a Director since 1977 of Geneve Corporation ("Geneve"); since January 1998, a Director of The Aristotle Corporation ("Aristotle"), a publicly held company with its principal executive offices in Stamford, Connecticut, which is a leading manufacturer and global distributor of educational, health and agricultural products.
Mr. Myron M. Picoult 2002	68	Since April 2004, a self-employed independent insurance consultant; from July 2002 through April 2004, an advisor working exclusively for Lazard Freres & Company, an investment bank located in New York, New York, with regard to all facets of the insurance industry; from July 1996 through July 2002, a Senior Advisor at Dresdner Klienwort Wasserstein, an investment bank located in New York, New York; from August 1995 to July 1996, a Managing Director and Senior Insurance Analyst for First Manhattan Company, an investment firm located in New York, New York; from June 1979 to June 1995, a Managing Director and Senior Insurance Analyst for Oppenheimer & Company, Inc., an investment bank located in New York, New York; from February 1971 through May 1979, a Limited Partner and Senior Insurance Analyst for Bear, Stearns and Company, an investment bank located in New York, New York.
Mr. Ronald I. Simon 1995	71	Chairman of the Board from August 1997 until April 1999, Vice Chairman of the Board from April 1999 to February 2001, Acting Chairman of the Board, Chief Executive Officer and Chief Financial Officer from February 2001 through May 2001, Chairman of the Compensation Committee since January 2003, and a member of the Audit Committee since January 2005; from May 1997 through April 2000, Executive Vice President and Chief Financial Officer of Western Water Company, and a Director of the company from September 1999 to September 2001; a Director of Collateral Therapeutics Inc., a developer of non-surgical gene therapy procedures for the treatment of cardiovascular diseases, from May 1999 through July 2002, when the company was acquired by Schering, AG; from January 2006 through January 2009, a Director of Cardium Therapeutics, a company formed to acquire and further develop the procedures originally developed by Collateral Therapeutics; from August 2001 through June 2002, Chief Financial Officer of Wingcast, Inc., a joint venture of Ford Motor Company and Qualcomm, Inc.; from April 2003 through April 2005, Director of BDI Investment Corp., a closely held regulated investment company; from March 2003 through February 2006, a Director of WFS Financial, Inc., one of the nation's largest independent automobile finance companies; since August 2007, a director and member of the audit committee of Ellington Financial, LLC, a specialty finance company specializing in acquiring and managing mortgage-related assets.
Mr. Roy T.K. Thung 2002	66	Since November 2002, Chief Executive Officer and President; Chief Executive Officer, President and a Director of IHC since January 2000; from July 1999 to December 1999, President, Chief Operating Officer and a Director of IHC; from November 1993 to July 1999, Executive Vice President, Chief Financial Officer, Treasurer and a Director of IHC; from October 1993 to July 1999, Executive Vice President and Chief Financial Officer of Geneve; since July 1999, Executive Vice President of Geneve; since June 2002, a Director of Aristotle.

Director, Year First Elected as Director	Age	Principal Occupation, Business and Directorships
Mr. Martin E. Winter 2002	56	Chairman of the Audit Committee since December 2002; since September 2003, a Managing Director of Alvarez & Marsal, a global diversified professional services firm, which assists companies to solve problems and unlock value; from 2002 to 2005, Chief Executive Officer of Independent Board Advisory Services, located in New York, New York, which provides clearly defined solutions and objective financial analysis to audit committees and boards of directors of publicly held companies, and was affiliated with Alvarez & Marsal; from 1988 to September 2002, a principal (since 1994), Senior Vice President and Director, and Chief Financial Officer and other positions at various times, with MD Sass Investors Services, Inc. and affiliated companies, a privately held investment management firm; for more than five years prior to 2000, Secretary and Treasurer of Corporate Renaissance Group, Inc., a publicly traded business development company.

DIRECTORS' COMPENSATION

The general policy of the Board is that compensation for independent directors should be a mix of cash and equity. The Compensation Committee has the primary responsibility for reviewing and considering any revisions to director compensation. Messrs. Netter and Thung have waived all compensation for their service as directors, including the option grants outlined below.

During 2010, each non-employee (outside) director will be paid:

- an annual retainer of $25,500;

- $1,000 per meeting date for each date on which such director attends one or more meetings of the Board or its committees; and

- $2,500 for service as chairman of the Board or one of its committees.

Equity Award

Pursuant to the Automatic Option Grant Program under the 1998 Stock Incentive Plan, each individual elected or appointed as a non-employee board member was, and pursuant to the Automatic Option Grant Program under the 2009 Stock Incentive Plan, each individual elected or appointed as a non-employee board member will be, automatically granted, on the date of such initial election or appointment, a non-statutory option to purchase 6,667 shares of AMIC's common stock, provided that the individual has not previously been in the employ of AMIC (or any parent or subsidiary of AMIC). In addition, each such individual will automatically be granted one or more additional non-statutory options for 6,667 shares of common stock, with the first such additional 6,667-share option grant to be made at the annual stockholders meeting which is held in the third calendar year after the calendar year in which he received the initial 6,667-share grant, and each such additional 6,667-share grant to be made at every third annual stockholders meeting held thereafter for so long as such individual continues to serve as a non-employee board member. Each such option will have an exercise price per share equal to 100% of the fair market value per share of AMIC's common stock on the option grant date and a maximum term of ten years measured from the grant date. Each such option will be immediately exercisable for all applicable option shares, and the shares subject to each automatic option grant will vest in six successive equal semi-annual installments upon the optionee's completion of each six months of board service over the thirty-six month period measured from the option grant date.

Director Summary Compensation

The following table summarizes compensation paid to the Independent Members during 2009:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Total ($)
Mr. Edward A. Bennett (Chairman)	$35,000	$10,000	$45,000
Mr. Myron M. Picoult	$33,500	$6,000	$39,500
Mr. Ronald I. Simon	$36,000	$10,000	$46,000
Mr. Martin E. Winter	$36,000	$6,000	$42,000

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

During fiscal year 2009, no compensation was paid by AMIC to any of its executive officers, and all amounts paid by AMIC with respect to any services received from these individuals were paid to IHC pursuant to the terms of a service agreement — see "Certain Relationships and Related Transactions."

Outstanding Equity Awards at Fiscal Year-End

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Mr. Roy T.K. Thung	33,334	0	$7.80	11/25/2012
Ms. Teresa A. Herbert	13,334	0	$7.80	11/25/2012
	5,000	0	$7.50	1/28/2013
	8,334	0	$14.01	1/22/2014
	10,000	0	$14.10	3/08/2015

Compensation Committee Report

The Compensation Committee assists the Board in fulfilling its responsibilities with regard to compensation matters, and is responsible for determining the compensation of AMIC's executive officers. The Compensation Committee has sole authority to determine the compensation for AMIC's Chief Executive Officer. The Compensation Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this proxy statement with management, including AMIC's Chief Executive Officer and AMIC's Chief Financial Officer. Based on this review and discussion, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" section be incorporated by reference in AMIC's 2009 Annual Report on Form 10-K and included in this proxy statement.

Compensation Committee Members

Mr. Ronald I. Simon, Chairman
Mr. Myron M. Picoult
Mr. Martin E. Winter

Compensation Risk Assessment

The Compensation Committee has considered the Company's compensation policies and practices and concluded that they are not reasonably likely to have a material adverse effect on the Company.

Potential Payments to Named Executive Officers

Under the terms of AMIC's stock incentive plans, the Compensation Committee is obligated to make appropriate provision for the holders of awards thereunder in the event of a change in control of AMIC or similar event. The specifics of such an occurrence cannot be anticipated, and thus the prospective effect upon AMIC cannot reliably be quantified.

Equity Compensation Plans

The following table sets forth certain information as of December 31, 2009 with respect to compensation plans under which shares of AMIC common stock may be issued.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options	(b) Weighted Average Exercise Price of Outstanding Options($)	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)
Equity compensation plans approved by security holders....	355,900	10.00	6,550,556

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of the Board is comprised of directors who meet the standards for independence set forth in the NASDAQ Rules. The Audit Committee operates under a written charter adopted, and reviewed annually, by the Board. The Charter was last revised in April 2003, and was reviewed by the Board without change in March 2010. The Audit Committee performed a self-evaluation and review of the performance of the Committee and its members, including a review of the Committee's compliance with the Charter.

Management of AMIC has primary responsibility for the financial reporting process, the preparation of financial statements in conformity with U.S. generally accepted accounting principles, the system of internal controls and the establishment of procedures designed to insure compliance with accounting standards and applicable laws and regulations. KPMG is responsible for auditing AMIC's financial statements. The Audit Committee's responsibility is to monitor and review these processes and procedures. Audit Committee members are not professionally engaged in the practice of accounting or auditing. The Audit Committee relies on the information provided to it, including the representations of management that the financial statements have been prepared with integrity and objectivity, and the representations of management and the opinion of KPMG that such financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles.

The Audit Committee also reviewed the Report of Management on Internal Control over Financial Reporting contained in AMIC's Annual Report on Form 10-K for the fiscal year ended December 31, 2009 prior to filing such report with the SEC, as well as KPMG's Reports of Independent Registered Public Accounting Firm (also included in AMIC's Annual Report on Form 10-K) and KPMG's reports related to the audit of AMIC's consolidated financial statements. The Audit Committee continues to oversee AMIC's efforts related to its internal control over financial reporting and management's preparations for the evaluation in 2010.

The Audit Committee met with management periodically during the year to consider the adequacy of AMIC's internal controls and the objectivity of its financial reporting. The Audit Committee discussed these matters with appropriate AMIC financial and internal audit personnel and with KPMG. The Audit Committee also discussed with AMIC's senior management the process used for certifications by AMIC's chief executive officer and chief financial officer which are required for certain filings with the SEC.

The Audit Committee appointed KPMG as AMIC's independent registered public accounting firm after reviewing the firm's performance and independence from management.

The Audit Committee reviewed with management and KPMG, AMIC's audited financial statements and met separately with both management and KPMG to discuss and review those financial statements and reports prior to issuance. Management has represented to the Audit Committee that the financial statements were prepared in conformity with U.S. generally accepted accounting principles. KPMG's report states the firm's opinion that such financial statements are fairly presented, in all material respects, in conformity with U.S. generally accepted accounting principles.

The Audit Committee has reviewed and discussed with KPMG its independence from AMIC and its management. The Audit Committee received from KPMG the written disclosure and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees). This letter relates to that firm's independence from AMIC. The Audit Committee also discussed with KPMG matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) to the extent applicable. The Audit Committee has implemented a procedure to monitor auditor independence, reviewed audit services performed by KPMG, and discussed with KPMG its independence.

Based on these reviews and discussions, the Audit Committee recommended to the Board that AMIC's audited financial statements be included in AMIC's Annual Report on Form 10-K for the fiscal year ended December 31, 2009.

Audit Committee Members

Mr. Martin E. Winter, Chairman
Mr. Edward A. Bennett
Mr. Myron M. Picoult
Mr. Ronald I. Simon

AUDIT AND NON-AUDIT FEES

The following table sets forth fees for services KPMG provided to AMIC during 2009 and 2008:

	2009	**2008**
Audit fees	$362,500	$350,000
Audit-related fees	--	--
Tax Fees	--	--
All other fees	--	--
Total	$362,500	$350,000

- *Audit Fees*. Represents fees for professional services provided for the audit of AMIC's annual financial statements and the review of AMIC's quarterly financial statements and audit services provided in connection with other statutory or regulatory filings.

Before AMIC's independent registered public accounting firm is engaged by AMIC or any of its subsidiaries to render any audit or non-audit services, such engagement is first approved by the Audit Committee of the Board.

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF
THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Appointment of Independent Registered Public Accounting Firm

KPMG audited AMIC's annual financial statements for the fiscal year ended December 31, 2009. The Audit Committee has appointed KPMG to be AMIC's independent registered public accounting firm for the fiscal year ending December 31, 2010. The stockholders are asked to ratify this appointment at the annual meeting. Representatives of KPMG will be present at the meeting to respond to appropriate questions and to make a statement if they so desire.

Vote Required for Ratification

The Audit Committee is responsible for selecting AMIC's independent registered public accounting firm. Accordingly, stockholder approval is not required to appoint KPMG as AMIC's independent registered public accounting firm for 2010. The Board believes, however, that submitting the appointment of KPMG to the stockholders for ratification is a matter of good corporate governance. If the stockholders do not ratify the appointment, the Audit Committee will review its future selection of the independent registered public accounting firm.

The ratification of the appointment of KPMG as AMIC's independent registered public accounting firm for 2010 requires the affirmative vote of a majority of the shares present at the meeting in person or by proxy and entitled to vote.

YOUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THIS PROPOSAL.

OTHER MATTERS

SEC regulations require stockholders to give advance notice of any proposal intended to be presented at the annual meeting. The deadline for this notice has passed and AMIC has not received any such notice. If any other matter properly comes before the stockholders for a vote at the meeting, however, the proxy holders will vote your shares in accordance with their best judgment.

ADDITIONAL INFORMATION

Proxy Solicitation

AMIC will bear all costs of this proxy solicitation. In addition to soliciting proxies by this mailing, AMIC expects that its directors, officers and regularly engaged employees may solicit proxies personally or by mail, telephone, facsimile or other electronic means, for which solicitation they will not receive any additional compensation. AMIC will reimburse brokerage firms, custodians, fiduciaries and other nominees for their out-of-pocket expenses in forwarding solicitation materials to beneficial owners upon our request.

Stockholder Proposals for 2011 Annual Meeting

Stockholder proposals intended to be presented at AMIC's 2011 annual meeting must be received by AMIC no later than January 1, 2011 to be eligible for inclusion in AMIC's proxy statement and form of proxy for next year's meeting. Proposals should be addressed to American Independence Corp., Attention: Corporate Secretary, 485 Madison Avenue, 14th Floor, New York, New York 10022.

Any proposal concerning recommendation of a candidate for election as a director must be accompanied by the information concerning the stockholder or group of stockholders making the recommendation, the proposed nominee, any relationships between the recommending stockholder and the proposed nominee and the qualifications of the proposed nominee to serve as director, and, further, be accompanied by the consent of the proposed nominee to serve if nominated and the agreement of the nominee to be contacted by AMIC if it, in its discretion, decides to do so.

By order of the Board of Directors,

Adam C. Vandervoort
Secretary